InGen Dynamics, Inc.

ANNUAL REPORT

4500 Great America Parkway, Santa Clara, CA 95054

This Annual Report is dated April 30, 2025.

Website of issuer

BUSINESS

Corporate Background and General Overview

TABLE OF CONTENTS

THE COMPANY

1. Name of issuer:

The name of the issuer is InGen Dynamics, Inc., a Delaware corporation (the "*Company*").

DIRECTORS OF THE COMPANY

2.

Name:	Arshad Hisham
Dates of Board Service:	July 2015 to present
Principal Occupation	Business executive and entrepreneur
Employer Dates of Service:	July 2015 to present
Employer's Principal Business:	Robotics
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	Director (July 2015 to present) Chief Executive Officer (July 2015 to present) Secretary (September 2015 to present)
List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	Employer: InGen Dynamics, Inc. Principal Business: Robotics Title: Chief Executive Officer Responsibilities: *See* "Officers of the Company," below

OFFICERS OF THE COMPANY

3.

Name:	Arshad Hisham
Title:	Chief Executive Officer, Secretary
Dates of Service:	July 2015 to present
Responsibilities:	General supervision, direction and control of the business and the Company's officers, employees and other service providers
Prior positions and offices with the issuer:	Director (July 2015 to present) Chief Executive Officer (July 2015 to present) Secretary (September 2015 to present)
Other employers, titles and dates of positions held during past three years:	n/a

Name:	Wladimir Silva
Title:	Chief Operating Officer
Dates of Service:	February 2022 to present
Responsibilities:	Design and implementation of business strategies, plans and procedures; supervision of daily operations of the Company
Prior positions and offices with the issuer:	Advisor & Consultant (June 2021 to January 2022)
Other employers, titles and dates of positions held during past three years:	Grace Blue Partnership *Chief Development Officer & Head of Consumer, APAC* Develop revenue opportunities, grow consumer brands practice, manage special projects DHR Global *Managing Partner, APAC & Middle East* Manage Consumer & Retail team

Name:	Rajeev Verma
Title:	Chief Technology Officer
Dates of Service:	January 2022 to present
Responsibilities:	Oversee and supervise Company's research and development and technical operations
Prior positions and offices with the issuer:	n/a
Other employers, titles and dates of positions held during past three years:	Lockheed Martin *Chief Engineer* Oversee Technical Performance & Delivery across UK portfolio of Maritime Programmes QinetiQ *Engineering Leader* Design, develop and introduce the RCS capability to end users; delivery of technical aspects of projects

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	Pct. of Voting Power Prior to Offering[*]
Arshad Hisham	6,500,000 shares of Class A Common Stock	99.7%

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[*] Assumes the following: (i) conversion of all outstanding SAFEs immediately prior to a qualifying equity financing in which the Company issues and sells equity securities to investors at $40 per share; (ii) all outstanding stock appreciation rights ("*SARs*") vest and become exercisable, and that the fair market value of the Company's Class B Common Stock on the date the SARs are exercised is equal to $40 per share; and (iii) exercise of all outstanding warrants to purchase common stock and conversion of all outstanding SAFEs, where the fair market value of the Company's Class B Common Stock at the time of exercise is equal to $40 per share.

BUSINESS AND ANTICIPATED BUSINESS PLAN

The Company is an AI, automation and robotics company with a platform strategy at its core. We believe that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture-based interactions help fuel new use cases in connected homes. We envision that our robot devices and services will serve as personal utility home robots, mobile home entertainment hubs, extensible personal assistants and Internet of Things (IoT) hubs, keeping your home safe and healthy, improving your day, and much more.

History and Structure

The Company was incorporated as a Delaware corporation on July 21, 2015.

Principal Products & Services

InGen's flagship product is *Aido*, a modular service robot platform specifically designed for household, hospitality, healthcare and retail uses. *Aido* is designed to be set up out-of-the-box with customizable software and hardware to program it for different environments. *Aido* uses a combination of audio capture, lidar, camera systems and sensors to analyze the voice, gestures and movements of customers. Based on these, the device will. Begin to autonomously inform, guide, and entertain its users. *Aido* has been in development since the Company's founding, and the first generation of *Aido* units began shipping to customers in late 2022.

In addition to *Aido*, the Company has a number of other products under development:

- *Fari* is a robot bundle being specially designed for older adults to augment their ability to stay focused, connected and engaged. *Fari*'s interactions are designed to be easy and fun, and her powerful AI and machine learning modules will make her even more helpful by learning about things her users like and need.

- *Senpai* is being designed as the next generation educational robot platform. It is a state-of-the-art machine with practically unlimited possibilities. Because it is intended to be used as an education tool, we are designing *Senpai* to be sold at a highly affordable price point for schools and families.

- *Kaiser.HAUS* is a powerful yet intuitive system we are designing to automate some of the world's most advanced homes.

- *Sentinel* is surveillance product that combines state-of-the-art software, sensor components and hardware technologies to covertly deploy as a layered multi-sensor platform to detect, recognize and combat active events. *Sentinel* is being designed to deliver highly accurate deep learning and AI-based real-time event detections to deliver the most secure access control environment available, from parking lots to building interiors, or wherever people and communities gather.

- *Origami* is a cutting-edge commercial platform-as-a-service (PaaS) that includes robotics, AI and smart automation-enabled features. *Origami* will provide customers with strategic opportunities, commercial benefits and technology support to strengthen and compliment their own business and technology offerings.

As *Aido* and the Company's other products and services reach their production and distribution stages, the Company will market these offerings to a range of customer segments, at multiple price structures. InGen's customers include both retail consumers and "B2B" and other institutional and enterprise customers. Many of InGen's products and services will be built on top of the *Aido* device, requiring a one-time hardware purchase and a recurring subscription (for personal consumers) or license (for enterprise customers) fee. The Company is also developing its *Origami* platform to be monetized across a number of channels.

Market and Competition

The market for consumer and business robots is projected to expand rapidly over the next several years. Growth in connection with home devices, declining component costs, advancement of artificial intelligence and language learning models, and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry that will result in more advanced products and services being offered to consumers at lower price points.

Aido is designed as an extendable utility robot expected to push the envelope on gesture-based interaction technology using its projectors. *Aido*'s technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. *Aido* competes with companies and products like Amazon Astro, Temi, Elli-Q and Moxie.

Employees and Other Service Providers

As of April 1, 2023, the Company has approximately 10 employees and contractors. In addition, the Company has contracted with AH Beta Dynamics and Robotics Pvt. Ltd., a private limited company organized under the laws of the Republic of India ("*AH Beta Dynamics*"), to provide the Company with additional hardware and software engineering services. AH Beta Dynamics employs approximately 103 employees, primarily in India.

RISK FACTORS

This section identifies risks that are specific to the Company's business and financial condition. The Company is also subject to the risks common to all development, production, and distribution companies in the entertainment industry, including those that all companies are exposed to. These risks include, but are not limited to, risks relating to economic downturns, political and economic events, and natural disasters. Additionally, development-stage companies are inherently riskier than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Limited Operating History and Revenue

The Company is in development stages of its technology and has only recently begun shipping units to customers. Therefore, we have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the development of competitive products in the market. We will only be able to pay dividends on any shares once our Board of Directors determines that we are financially able to do so. The Company has generated limited revenues since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the Shares.

Unpredictable Operating Costs

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect the Company due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or our products and services would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Unpredictable Marketing Expenses

Marketing of our product, services and Company brand can be conducted through a variety of channels, and the ultimate success of our products and services likely depend on such marketing efforts. However, it is difficult to predict which marketing channels and messages will resonate with certain customers. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

Product Development and Sales

There can be no assurance that we can develop *Aido* or other products and services to be saleable or successful. There can be no assurance that we will be able to develop our product and service offerings on time or at all, or that the products and services will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected.

Moreover, if we do not timely introduce new products that succeed in the market, our business and operating results could suffer. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to anticipate technology and market trends, timely develop innovative new products and enhancements, distinguish our products from those of our competitors, manufacture and deliver high-quality products, and price our products competitively.

Our growth projections are based on the assumptions that *Aido* and other products and services under development can be successfully industrialized, manufactured, sold and supported. It is possible that our products and services will fail to gain market acceptance for any number of reasons. If the new products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Third-Party Reliance

Substantially all of the Company's manufacturing, warehousing and shipping is performed in whole or in part by a few outsourcing partners located primarily in China, Germany and Israel. While these arrangements may lower operating costs, they also reduce the Company's direct control over production and distribution. It is uncertain what effect such diminished control will have on the quality or quantity of products or services, or the Company's flexibility to respond to changing conditions. We may experience operational difficulties with our manufacturing partners, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management's attention and cause supply shortages to us, which may cause harm to the Company and its finances.

Growth Complexities

The scope and complexity of our business and our service provider headcount have increased and we expect will continue to increase significantly for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with third parties. In the event of continued growth of the Company's operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

Delivering the Company's products is costly because of our research and development expenses and need for employees and consultants with specialized skills. We expect our expenses to continue to increase in the future as we continue to develop *Aido's* capabilities and expand our other product offerings, which will require additional personnel, research and marketing costs. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

Future Capital Requirements

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. Even if we successfully raise the maximum amount of this Offering, we estimate that we will need to raise additional capital in the future to fully commercialize *Aido* and future products and services. We will need to raise additional funds through the issuance of equity, convertible or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. There is no assurance that the Company will be able to raise additional funds when needed.

In addition, we may seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Concentration and Discretion

The Company currently depends on the continued services and performance of key members of its management team, including our founder and CEO, Arshad Hisham. The loss of key personnel, particularly Mr. Hisham, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our success is also substantially dependent upon the discretion and judgment of our management team, particularly with respect to the allocation of the proceeds of this Offering.

Intellectual Property Rights

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary, which may result in the development of products that compete with our products. Any of these events could significantly harm our business, financial condition and operating results.

Financial Reporting and Controls

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Industry Competition

We operate in a highly competitive industry that is subject to rapid technological change, and we expect competition and pace of technological change to continue to increase.

There are several other companies that have developed or are developing technology and devices that compete with *Aido*. Our principal competitors in the service robotics market include Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other service robotics products and companies, academic and research institutions, or other entities may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems *Aido* is developed to address or are less expensive than *Aido* or our future products or services. Our technologies and products could be rendered technologically obsolete by such developments.

The Company believes that its ability to compete with these other products and companies depends on many factors, some of which are beyond its control, including market acceptance of *Aido* and other InGen products by retailers and consumers, the Company's ability to attract and retain employees, quality suppliers and quality distributors, the Company's ability to maintain access to adequate capital resources, and the effectiveness of the Company's advertising and marketing efforts, including the ability to retain a powerful brand identity.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have more significant financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers could have long-standing or contractual relationships with competitors or other robotics companies.

Size of Market

The Company's estimates of the size and future growth in the market for our current products and services, as well as those under development, is based on a number of internal studies, reports and estimates. While we believe we are appropriately forecasting the total market for our products and services, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The actual demand for our products and services or those of our competitors could differ materially from our projections if our assumptions are incorrect. As a result, our estimates of the size and future growth in the market for *Aido* or any future products or services may prove to be incorrect. If the demand is smaller than we have estimated, it may impair our projected sales growth and have an adverse impact on our business.

Product Inventory Optimization

The Company's ability to manage our inventory levels to meet our customers' demand for our products and services is important for our business. As we begin shipping our first generation of *Aido* robots to selected markets, we will attempt to optimize production levels and inventory management based on forward-looking demand estimates that attempt to account for supply lead times, production capacity and timing of deliveries. If we over or underestimate demand for any of our products during a given season, we may not maintain appropriate inventory levels, which could negatively impact our net sales or working capital, hinder our ability to meet customer demand, or cause us to incur excess and obsolete inventory charges.

Supply Chains

InGen is a global company; our *Aido* devices are currently manufactured and warehoused in China, Germany and Israel. In managing these supply chains, the Company faces risks including product shortages, price volatility, disruptions in the delivery of key components or materials or quality issues with suppliers. The Company believes these supply chain risks significantly increased during the COVID-19 pandemic and remain high, even has the pandemic has begun to subside.

Regulatory Changes

The Company is subject to various regulations and standards, including safety, privacy, and consumer protection regulations, and may face penalties or reputational harm if it fails to comply with such regulations.

Moreover, robotics hardware and artificial intelligence software are the subject of growing public policy debate in the jurisdictions where the Company operates and markets its products. The Company may face risks related to changes in regulatory requirements or standards in jurisdictions where it operates, markets or sells to customers, which could require the Company to modify its products or operations and could result in increased costs or reduced profitability.

Cybersecurity

The Company's products and services are "connected" products that potentially expose our business to cybersecurity threats. As a result, we could be subject to systems, service or product failures, natural disasters, power shortages or terrorist attacks, but also from exposure to cyber or other security threats. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our systems to sophisticated and targeted measures known as advanced persistent threats directed at our products, our customers and/or our third-party service providers, including cloud providers. There has been an increase in the frequency and sophistication of cyber and other security threats we face, and our customers are increasingly requiring cyber and other security protections and standards in our products, and we may incur additional costs to comply with such demands.

The potential consequences of a material cyber or other security incident include financial loss, reputational damage, negative media coverage, litigation with third parties, which in turn could adversely affect our competitiveness, business, financial condition, results of operations and cash flows.

In addition, we may at times collect, store, and transmit information of, or on behalf of, our customers that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity, and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts to protect this information, including through a cyber-attack that circumvents existing security measures and compromises the data that we store. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most jurisdictions have enacted data breach notification laws and, in addition to United States laws that apply to certain types of information, such as financial information, federal legislation has been proposed that would establish broader federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such unauthorized disclosure or access, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information, or a cyber-security incident involving data that we store, may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission, or storage of confidential information, which could damage our reputation among our current and potential clients and cause us to lose business and revenue.

Products Liability and Other Litigation

The production, marketing and sale of digital products have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. While the Company's management believes our products do not carry substantial product liability risk, the Company may nonetheless face product liability claims related to its products, which could result in costly litigation, damage to our reputation, and regulatory sanctions.

In addition, the Company may face risks related to other litigation, including claims related to intellectual property, breach of contract, or other disputes.

Market Conditions

The Company's performance may be impacted by changes in the economy or market conditions, including changes in consumer preferences or spending habits. Because *Aido* and our other products and services are generally considered discretionary items for consumers, factors affecting the level of consumer spending for such discretionary items include general economic conditions, consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The Company may also face risks related to doing business in international markets, including currency fluctuations or controls, import-expert restrictions, tariffs and political instability.

The Company may face risks related to business interruptions caused by natural disasters, pandemics (including the reemergence of COVID-19), or other unforeseen events.

No Control over Management

The Shares are non-voting stock. Voting control is concentrated in the hands of the Company's founder, CEO and sole director, Arshad Hisham, who owns more than 99% of the voting securities of the Company. Investors will not be able to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, expansion of any employee equity or option pool, any merger, consolidation, sale of all or substantially all Company assets, or other major action requiring shareholder approval, and Mr. Hisham will continue to retain voting control.

Restrictions on Transfer and Liquidity

The Subscription Agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision applicable to the Class D Shares in the event of an initial public offering ("*IPO*"), which may limit or delay an Investor's ability to transfer Class D Shares for a period of time surrounding such an offering (*see* answer to Question 19, below).

In addition, when any Shares purchased by an Investor in this Offering are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Shares or to the transferor with regard to ownership of the Shares that were in effect immediately prior to the transfer of the Shares, including the Subscription Agreement.

There is no formal marketplace for the resale of the Class D Shares. Our Class D Shares may only be sold to the extent any demand exists, and there is no guarantee any such market demand will develop. Investors should assume that they may not be able to liquidate their investment.

Future Dilution and Subordination of Stockholder Rights and Preferences

Even if the Company sells the maximum number of Shares qualified under this Offering, the Company may need to raise additional funds in the future. We may offer additional shares of our Class D Common Stock, other classes of equity or instruments that convert into shares of stock, any of which offerings would dilute the ownership percentage of Investors in this offering.

Even if the Company sells the maximum number of Shares qualified under this Offering, we will likely need to engage in debt, equity or convertible financing in the future. Under this scenario, your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued with such rights and preferences that are more advantageous to those investors than to the

Investors purchasing Shares under this Offering. In addition, if we need to raise more equity capital from the sale of shares of capital stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of your Shares.

The Board of Directors of the Company has authority to authorize the Company to issue additional shares of the Company's capital stock (including both common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. In addition, the Company has reserved additional Class B Shares under an equity incentive compensation plan for members of the Company's management team and other employees and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board of Directors or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in this offering.

Discount

Investors in this Offering who invest more than $3,000 are entitled to "Bonus Shares" resulting in a discount to the price per Share paid by such Investors in this Offering (*see* answer to Question 13, below). Therefore, the value of the Shares of Investors who pay the full price in this Offering will be immediately diluted by investments made by Investors entitled to the discount, who will pay less for their stake in the Company.

Waiver of Inspection Rights

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. By purchasing Shares in this Offering, Investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation CF, such waiver will limit an investor's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an Investor from evaluating our business or such Investor's investment in the Shares.

Exclusive Forum Selection

In order to invest in this Offering, Investors agree to resolve disputes arising under the subscription agreement in the state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Jury Waiver

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Size and Structure of Offering

The size of this Offering is not necessarily indicative of the actual value of the Company. The maximum size of this Offering has been determined by the Company's management based primarily upon the amount of capital management has determined is necessary to continue the Company's research and development and cover the Company's customer acquisition costs and product inventory costs as it scales for more growth. The amount is not related to the Company's assets, book value, or results from operations. If additional capital is required to accommodate customer growth, maintain or increase product research, or achieve profitability in the future, the terms of such financing may be more or less favorable than the terms of the Offering.

Additional Disclosures

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISK NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

OWNERSHIP AND CAPITAL STRUCTURE

The summaries below of the Company's capital stock and other securities are qualified in their entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation (the "*Certificate*"), the bylaws of the Company ("*Bylaws*"), and any agreements between or among the Company and the holder of any shares of capital stock or other securities.

FOR A COMPLETE DESCRIPTION OF INGEN DYNAMIC'S CAPITAL STOCK, YOU SHOULD REFER TO THE FORM OF ITS AMENED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS, AND APPLICABLE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW (THE "*DGCL*").

Description of Issuer's Securities

4. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Type	Class A Common Stock
Securities (or Amount) Authorized	7,200,000
Securities (or Amount) Outstanding	6,500,000
Par Value Per Share	$0.00001
Voting Rights	Yes (200 votes per share)
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Class B Common Stock
Securities (or Amount) Authorized	4,500,000
Securities (or Amount) Outstanding	226,547
Par Value Per Share	Yes (1 vote per share)
Voting Rights	$0.00001
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Class C Preferred Stock
Securities (or Amount) Authorized	2,000,000
Securities (or Amount) Outstanding	0
Par Value Per Share	$0.01
Voting Rights	None
Dividend Rights	Eligible but not entitled to receive dividends; however, if the Board of Directors declares a dividend on any shares, Class C shareholders are entitled to dividends prior and in preference to any declaration or payment of any dividend on shares of Common Stock
Liquidation Rights	Entitled to greater of liquidation payments pro rata with Class C shareholders prior to any distribution of proceeds to Common Stock shareholders, or amount payable to Common Stock shareholders if all shares of Class Stock had been converted into Common Stock
Conversion Rights	Entitled to conversion to Class D Shares at the option of the shareholder, upon any liquidation or dissolution or "deemed liquidation event" (which generally includes any merger or change of control)
Other Rights and Preferences	No preemptive or other rights

Type	Class D Common Stock
Securities (or Amount) Authorized	300,000
Securities (or Amount) Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	None
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Transfer Restrictions	The subscription agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision in the event of a proposed public offering, by which Investors agree not to transfer any Class D Shares, or other securities of the Company held by the Investor, within 180 days following the public offering without the prior written consent of the managing underwriter.
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Simple Agreements for Future Equity (SAFE)
Securities (or Amount) Authorized	$2,879,000
Securities (or Amount) Outstanding	$2,879,000
Securities Reserved for Issuance upon Exercise or Conversion	0
Voting Rights	None
Other Rights	Convertible into shares of Class B Common Stock ($2,275,000 purchase amount) or Class C Preferred Stock ($604,000) upon a preferred stock equity financing by the Company, or into shares of Class B Common Stock upon a change of control or IPO

Type	Common Stock Warrants
Securities (or Amount) Authorized	456,950[†] shares
Securities (or Amount) Outstanding	456,950[†] shares
Securities Reserved for Issuance upon Exercise or Conversion	0
Par Value Per Share	n/a
Voting Rights	None
Other Rights	Exercisable within three years of the listing of shares of the Company's capital stock for trading in a public market, for shares of the Company's Common Stock equal to up to 4.5 percent of the Company's total equity capitalization, at an exercise price equal to the lesser of the public offering price or based on a $225 million Company valuation

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[†] Assumes the Company sells the maximum number of Shares available under this Offering and that, following this Offering, all outstanding SAFEs are converted into shares of capital stock of the Company upon a triggering event in which shares of the Company's preferred stock are valued at $40 per share.

Type	Stock Appreciation Rights (SAR)
Securities (or Amount) Authorized	530,046‡ shares
Securities (or Amount) Outstanding	530,046‡ shares
Securities Reserved for Issuance upon Exercise or Conversion	0
Par Value Per Share	n/a
Voting Rights	None
Other Rights	Exercisable beginning 180 days following the Company's IPO or registration statement covering shares of its Common Stock, for the amount by which the fair market value of the Common Stock at the time of exercise exceeds a specified "base price," multiplied by a specified multiplier, and payable in shares of Common Stock

In addition to the current limitations and qualifications of the rights of Shares of the Company's Class D Common Stock as described in the tables presented in response to Question 17, above, and the possibility of future modifications of such limitations and qualifications as described in the answers to Questions 7 and 16, above, the Shares are also subject to dilution as follows:

Immediate Dilution

An early-stage company typically sells its shares (or grants options to acquire its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders and early employees and/or investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in an offering.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. An investor's stake in the Company could be diluted due to the Company issuing additional shares, whether as part of a capital-raising event, upon conversion of simple agreements

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‡ Assumes the fair market value of the Company's common stock is $40 per share on the date the SARs vest and become exercisable and on the date of exercise.

for future equity ("*SAFEs*") or other convertible instruments, or issued as compensation to the Company's employees or marketing partners. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even though the value of the Company may go up—in which case the investor will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFEs, convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only and are not indicative of the Company's valuation or capital structure):

- In September 2023, Adam invests $10,000 in a company valued at $1 million. Upon this investment, he is issued 100,000 shares in the company, representing 1% of all the company's shares.

- By March 2024, the company is doing very well and raises $1 million from venture capitalists based on a company valuation (before the new investment) of $5 million. While Adam still owns 100,000 shares, that now only represent about 0.8% of the company's shares. However, Adam's shares are now worth $50,000.

- In December 2024, the company has run into serious problems and in order to stay afloat it raises another $1 million from investors at a (pre-investment) valuation of only $3 million (commonly called a "down round"). Adam now owns only about 0.6% of the company and his stake is worth only $25,000.

This type of dilution might also happen upon conversion of convertible instruments, such as convertible notes or SAFEs, into shares. Typically, the terms of convertible instruments issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible instruments get to convert their instruments into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible instruments may have a "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible instruments get more shares for their money than new investors. In the event that the financing is a "down round," the holders of the convertible instruments will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible instruments that the Company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

In addition to the answers to Questions 13 to 18, above, the Subscription Agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to an IPO of the Company, Investors agree not to transfer any Shares of Class D Common Stock, or other securities of the Company held by the Investor, without the prior written consent of the managing underwriter. Investors also agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

The following describe the material terms of indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
SAFE holders (various)	$419,313	varies (0-3%)	n/a	Face amount (plus interest, if applicable) converts into shares of the Company's capital stock upon certain triggering events
Note holders (various)	$821,997	20%	Aug. 2024	Noteholders have option to convert balance due into shares of the Company's capital stock at maturity

The following are the exempt offerings the issuer conducted within the past three years

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Sep. 2020	Reg. S	SAFE	$1,000,000	working capital
Dec. 2020	Sec. 4(a)(2)	SAFE	$96,000	working capital
Jan. 2021	Reg. S	SAFE	$1,250,000	working capital
Jul. 2021	Sec. 4(a)(2)	Common Stock Warrant	n/a (services)	n/a
ongoing	Rule 701	Stock Appreciation Rights	n/a (services)	n/a

RELATED PARTY TRANSACTIONS

On October 7, 2017, InGen Dynamics started doing business with A.H. Beta Dynamics and Robotics Pvt. Ltd., a company situated in Malleshpallya, Bangalore, India ("Beta Dynamics"). The Company and Beta Dynamics entered into a Consultancy Agreement on October 7, 2017 such that Beta Dynamics would provide its expertise in the area of software engineering, Machine learning, hardware design and mechanical engineering and, provide such services to the Company. Arshad Hisham, the CEO and Founder of Ingen Dynamics is the Director and key shareholder of A.H Beta Dynamics and Robotics Pvt. Ltd. in India.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
AH Beta Dynamics and Robotics Pvt. Ltd.	under common control with issuer	overseas software and engineering services	$408,700

Exhibit A

FINANCIAL STATEMENTS

INGEN DYNAMICS INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2024

inGen Dynamics Inc.
Profit and Loss Account
for 1 January to 31 December 2024

	Jan - Dec '23	Jan - Dec '24
Ordinary Income/Expense		
Income		
Education (India)		200,000.00
Junkbots School	0.00	100,000.00
Total Income	0.00	300,000.00
Expense		
Accounting Charges	5,768.00	0.00
Salary & Expenses	0.00	0.00
Bank Fees	-1,646.00	262.59
Legal & Consultancy Fees	14,000.00	0.00
Marketing Expense	-0.16	0.00
Fundraising Costs	57,578.59	0.00
R and D Expenses	189,600.00	45,352.44
Miscellaneous Expenses	475.83	0.00
State Tax	800.00	0.00
Total Expense	266,576.26	45,615.03
Net Ordinary Income	-266,576.26	254,384.97
Net Income	**-266,576.26**	**254,384.97**

inGen Dynamics Inc.
Balance Sheet
for the period to 31 December 2024

	31 Dec '23	31 Dec '24
ASSETS		
Current Assets		
Checking/Savings		
First Republic Bank	42.11	42.11
FRB 3058	870.60	0.00
Chase Bank	0.00	210.57
Total Checking/Savings	912.71	252.68
Accounts Receivable		
Receivable from AH Beta[1]	165,000.00	465,000.00
Total Accounts Receivable	165,000.00	465,000.00
Total Current Assets	165,912.71	465,252.68
TOTAL ASSETS	**165,912.71**	**465,252.68**
LIABILITIES & EQUITY		
Liabilities		
Non-Current Liabilities		
Loan from Sumeer	192,827.00	192,827.00
SAFE	686,691.04	686,691.04
Other credit[2]	479,170.00	524,125.00
Deferred Revenue		
Start Engine[3]	400,000.00	400,000.00
Indiegogo[4]	1,000,000.00	1,000,000.00
Total Deferred Revenue	1,400,000.00	1,400,000.00
Total Non-Current Liabilities	2,758,688.04	2,803,643.04
Total Liabilities	2,758,688.04	2,803,643.04
Equity		
Common stock	66.00	66.00
Preferred stock	144,238.00	144,238.00
Retained Earnings	-2,470,503.07	-2,737,079.33
Net Income	-266,576.26	254,384.97
Total Equity	-2,592,775.33	-2,338,390.36
TOTAL LIABILITIES & EQUITY	**165,912.71**	**465,252.68**

INGEN DYNAMICS INC.

Notes to the Financial Statements(Unaudited)

Years ended December 31, 2024

Notes

1 The receivables from AH Beta, a related entity in India, consist of $165,000 in funds raised in 2023 for Ingen, which remain in India due to transfer complexities, along with $300,000 in 2024 revenue generated from education activities conducted in India and the Middle East.

2 $45,000 of funding was received directly by InGen Dynamics Inc. during the year.

3 A conservative revenue estimate of $400,000 has been projected for StartEngine purchases of Fari and Senpai modules, based on extrapolated sales data. This calculation assumes that a portion of the 1,000 units sold at $1,500 each will convert into full purchases, presenting a measured yet promising revenue outlook.

4 Similarly, a conservative estimate of $1,000,000 has been projected for Indiegogo purchases of Aido modules, following the same extrapolation methodology. This projection is based on a portion of the 2,000 units sold at $1,500 each being completed as full purchases, reinforcing the positive revenue trajectory.

NOTE 1 - NATURE OF OPERATIONS

INGEN DYNAMICS INC. (which may be referred to as the "Company", "we," "us," or "our") was organized as a corporation in Delaware in July 2015. The Company is an artificial intelligence, automation and robotics company featuring a software platform strategy.

As of December 31, 2023, the Company produces minimal cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the continued receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $913 and $111, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is

limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company maintained no fixed or intangible assets.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement and upon the sale of tangible goods upon delivery.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has been granted an extension for its corporate tax return filing obligations for 2023. The Company incurred a loss during the period from inception through December 31, 2023 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 4 – EQUITY

The Company has two classes of shares and has issued 5,966,000 shares of common equity to a single holder, its chief executive, Mr. Arshad Hisham. Additionally, the Company has issued 252,000 shares of preferred stock.

NOTE 5 –DEBT

Due to Affiliate

The Company has borrowed $192,827 from affiliates on a revolving account to cover expenses and other costs.

SAFE Instruments

The Company issued four simple agreements for future equity ("SAFE") instruments totaling $267,378. The SAFE instruments provide for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

The Company is early-stage in its growth and occasionally relies on contributions from the affiliate ownership group to cover expenses, perform marketing, and other core functions.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg A Securities Offering

The Company is contemplating issuing securities offering exempt from registration under Regulation A. Advisors and facilitators will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation

Management has evaluated subsequent events through March 15, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Principal Executive Officer Certification

I, Arshad Hisham, certify that the financial statements of InGen Dynamics, Inc. included in this Form are true and complete in all material respects.

By*: /s/ Arshad Hisham*

Name: Arshad Hisham

Title: Chief Executive Officer (Principal Executive Officer)